Exhibit 6.1

Freeport HOLDINGS SERIES LLC

Art OPTION Purchase Agreement

Dated as of [INSERT DATE]

This Art Purchase Agreement (the “Agreement”) is entered into as of the date first set forth above (the “Effective Date”) by and between Freeport Holdings Series, LLC, a Delaware limited liability company (“Buyer”), Freeport Curation LLC (“Agent”) and [INSERT SELLER ENTITY] “Seller.” Each of Buyer and Seller may be referred to herein as a “Party” and collectively as the “Parties.”

This Agreement is subject to the terms of, and incorporates by reference, a “Term Sheet” attached hereto as Exhibit 2. In the case of any contradiction between the Term Sheet and this Agreement, the Term Sheet controls.

Article I.	Interpretation

Section 1.01	Defined Terms.

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set forth below and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agent” means Freeport Curation LLC in its capacity as agent on behalf of Buyer and has the authority to buy the Artwork on behalf of Buyer.

“Artwork” means the “Artwork” or “Artworks” as defined or enumerated in the Term Sheet.

“Authentic” means a genuine example, rather than a copy or forgery, of a specified original artistic work; or, in the case of a print, a numbered print from a recognized, limited edition of prints.

“Bill of Sale” means the Bill of Sale substantially in the form as attached hereto as Exhibit 1.

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“Business Day” means any day, other than a Saturday, Sunday or any statutory holiday in the State of Delaware.

“Buyer” has the meaning set forth in the Recitals.

“Claim” has the meaning set forth in Section 7.04.

“Closing Date” means the date upon which the Buyer has remitted payment to the Seller.

“Closing” has the meaning set forth in Section 2.05.

“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral.

“Direct Claim” has the meaning set forth in Section 7.04.

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing.

“Governmental Authority” means any federal, state, local, municipal, domestic, foreign or multinational government, court, arbitrator, regulatory, administrative or other agency, commission or authority or other governmental entity, instrumentality, department, division, unity branch or authority.

“Indemnified Party” has the meaning set forth in Section 7.04.

“Indemnifying Party” has the meaning forth out in Section 7.04.

“Knowledge of” a Person and similar phrases means the knowledge of the Person or its Directors or officers, or any of them, after reasonable inquiry

“Legal Requirements” means any federal, state, local, municipal, domestic, foreign, multinational or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, ruling, order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” means any debt, liability or obligation, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable, known or unknown, and whether due or to be become due, including those arising under any Legal Requirement and those arising under any Contract.

“Losses,” in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter.

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“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted.

“Purchase Price” has the meaning set forth in Exhibit 2.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, and accountants.

“Termination Date” has the meaning set forth in Section 2.06.

“Third Party Claim” has the meaning set forth in Section 7.04.

“Third Party” has the meaning set forth in Section 7.06.

“Time of Closing” means 2:00 p.m. (Eastern time) on the Closing Date, or such other time on the Closing Date as Seller and Buyer may mutually determine.

“Transaction Documents” means, collectively, (i) this Agreement; (ii) the Bill of Sale; (iii) the Term Sheet, and (iv) the other agreements, instruments and documents required to be delivered at the Closing or otherwise required in connection the transactions contemplated herein.

Article II.	Purchase and Sale of Artwork

Section 2.01	Purchase and Sale of Artwork.

On the terms and subject to the conditions of this Agreement and the Term Sheet, Seller agrees to sell, assign and transfer to Buyer, free and clear of all Encumbrances, and Buyer agrees to purchase from Seller, the Artwork and all of Seller’s right, title and interest therein and thereto.

Section 2.02	Purchase Price.

Subject to the terms of Section 2.06 of this Agreement, the purchase price payable by Buyer to Seller for the Artwork shall be as enumerated in the Term Sheet in the terms labeled “Price” (the “Purchase Price”). Such Purchase Price shall be payable as per the terms of the Term Sheet labeled “Payment Terms.” The Buyer shall be responsible for applicable sales tax, if any.

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Section 2.03	Liabilities.

Third-party Liabilities, outside of storage, insurance, maintenance and transport of the Artwork, incurred by Seller, prior to the Closing Date (as defined below) and in connection with the Closing (collectively, “Seller Liabilities”), shall be the sole and absolute responsibility of and shall be paid by, Seller. The Seller shall not be liable to the Agent for any fees it may charge the Buyer. The Buyer and or the Agent will responsible for all storage, insurance, maintenance and transport fees for the Artwork and sales, transfer and similar taxes, incurred by Seller in connection with this Agreement, including the transfer and conveyance of the Artwork to Buyer and all freighting, shipping and delivery costs and any cost of insurance, maintenance and storage after the Closing Date (“Buyer and Agent Liabilities”).

Section 2.04	No Seller Liabilities Being Assumed.

Nothing is this Agreement shall be interpreted as Buyer or Seller assuming any liabilities of the other Party.

Section 2.05	The Closing.

On the terms and subject to the conditions set forth herein, the closing of the transactions contemplated by this Agreement, including the conveyance of the Artwork and the payment of the Purchase Price (the “Closing”), shall take on the date specified in the Term Sheet, or such other date as may be mutually agreed to by the Parties, each in their sole discretion (such date, the “Closing Date”).

Section 2.06	Termination

This Agreement will be automatically terminated if the Buyer has not remitted the Purchase Price by nine (9) months from the Effective Date (“Termination Date”). Adjustment.

The Purchase Price shall be subject to adjustment as per the terms labeled “Protection for Seller” in the Term sheet, if any.

Section 2.07	Cancellation

This Agreement and the purchase and sale of Artwork contemplated herein are subject to cancellation as per the terms labeled “Protection for Buyers” in the Term Sheet, if any. Upon such cancellation, this Agreement, the Term Sheet, and any other documents incorporated by reference shall be null and void, and of no further force or effect, except such terms as are specifically provided as surviving such cancellation.

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Article IIi.	Closing and Conditions to Closing

Section 3.01	Conditions to Closing in Favor of Buyer.

The occurrence of the Closing is subject to the following terms and conditions for the exclusive benefit of Buyer, to be performed or fulfilled at or prior to the Time of Closing unless waived in writing by Buyer:

(a)	Seller shall have delivered the documents and items as required by Section 3.03;

(b)	At the cost of the Buyer, the Seller shall have initiated the shipment of the Artwork to the location specified in writing by Buyer for delivery not less than ten (10) days after the Closing Date;

(c)	The representations and warranties of Seller contained in this Agreement shall be true, complete and correct in all material respects at the Time of Closing;

Section 3.02	Conditions to Closing in Favor of Seller.

The occurrence of the Closing is subject to the following terms and conditions for the exclusive benefit of Seller, to be performed or fulfilled at or prior to the Time of Closing, unless waived in writing by Seller:

(a)	Buyer shall have delivered the documents and items as required by Section 3.04;

(b)	Seller shall have obtained all necessary approvals of its managers, directors and shareholders with respect to the transactions contemplated herein; and

(c)	The representations and warranties of Buyer contained in this Agreement shall be true, complete and correct in all material respects at the Time of Closing.

Section 3.03	Documents and Items to be Delivered by Seller at the Closing.

At the Closing, Seller shall deliver to Buyer:

(a)	the Bill of Sale, duly executed by an authorized signatory of Seller;

(b)	Proper documentation, if any, as mutually agreed by the Parties regarding the authenticity of the Artwork as may reasonably be requested by Buyer to effect the transactions contemplated hereunder.

(c)	such other documents, if any, as mutually agreed by the Parties, and items as may reasonably be requested by Buyer to effect the transactions contemplated hereunder.

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Section 3.04	Purchase Price.

At the Closing the Buyer shall deliver payment of the Purchase Price, including any applicable sales tax and Buyer and Agent Liabilities, to Seller by wire transfer in immediately available funds, or by such terms as may be specified in the Term Sheet.

Article IV.	Representations and Warranties of Seller

Seller represents and warrants to Buyer as follows and acknowledges that Buyer is relying on such representations and warranties in connection with Buyer’s purchase of the Artwork and the other transactions contemplated by this Agreement:

Section 4.01	No Other Agreements to Purchase.

No person other than Buyer has any written or oral agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from Seller of the Artwork.

Section 4.02	No Violation.

The execution and delivery of this Agreement and the Transaction Documents by Seller and the consummation of the transactions herein and therein provided for will not result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Seller under (whether after giving notice, lapsed time or otherwise):

(i)	any Contract to which Seller is a party or by which any of them or their properties are bound;

(ii)	any provision of the constituting documents or resolutions of Seller or its managers or members;

(iii)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over Seller;

(iv)	any license, permit, approval, consent or authorization held by Seller or necessary to the ownership or control of the Artwork; or

(v)	any applicable Legal Requirement; or

(b)	the creation or imposition of any Encumbrance on the Artwork.

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Section 4.03	Artwork Ownership.

The Seller has all legal rights to sell the Artwork, with good and marketable title thereto, free and clear of all Encumbrances. From and after the Closing, Buyer will have the same good and marketable title to the Artwork, free and clear of all Encumbrances, and will be entitled to and enjoy all the same rights and benefits of the Artwork as enjoyed by Seller immediately prior to the Closing.

Section 4.04	Fine Art Insurance.

Seller has the Artwork insured under its blanket fine art insurance policy in an amount equal to the replacement value as determined in the sole discretion of the Seller such insurance coverage will be continued in full force and effect to and including the Time of Closing. Seller is not in default with respect to any of the provisions contained in such insurance policy. Seller has provided Buyer with a certificate of insurance for the Artwork listing Buyer as an additional insured.

Section 4.05	Litigation.

There are no actions, suits or proceedings (whether or not purportedly on behalf of Seller) pending or, to the Knowledge of Seller, threatened against or affecting, the Artwork, at law or in equity or before or by any Governmental Authority. Seller is not aware of any ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

Section 4.06	No Liabilities.

There are no liabilities of Seller, whether or not accrued and whether or not determined or determinable, in respect of which Buyer may become liable on or after the consummation of the transactions herein provided for.

Article V.	Representations and Warranties of Buyer

Buyer and Agent jointly and severally represent and warrant to Seller as follows, and acknowledges and confirms that Seller is relying on such representations and warranties in connection with Seller’s sale of the Artwork and the other transactions contemplated by this Agreement:

Section 5.01	Organization.

Buyer is a limited liability company, and Agent is a limited liability company, each duly formed and organized and validly existing under the laws of the state of Delaware and having the power to enter into this Agreement and the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder.

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Section 5.02	Authorization.

This Agreement and the Transaction Documents have been duly authorized, executed and delivered by Buyer and Agent and are each a legal, valid and binding obligation of each of them, enforceable against them by Seller in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

Section 5.03	No Violation.

The execution and delivery of this Agreement and the Transaction Documents to which they are party by Buyer and Agent and the consummation of the transactions herein provided for will not result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Buyer or Agent (whether after giving notice, lapsed time or otherwise):

(i)	any Contract to which Buyer or Agent is a party or by which its properties are bound;

(ii)	any provision of the constituting documents or resolutions of the board of directors and members of Buyer or Agent;

(iii)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over Buyer or Agent;

(iv)	any license, permit, approval, consent or authorization held by Buyer or Agent or necessary to the ownership of the Artwork; or

(v)	any applicable Legal Requirement; or

(b)	the creation or imposition of any Encumbrance on any of their respective assets.

Section 5.04	Consents and Approvals.

There is no requirement for Buyer or Agent to make any filing with, give any notice to or obtain any Governmental Approval of, any Governmental Authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

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Article VI.	Warranties

Section 6.01	Warranties.

If the Artwork is determined to not be Authentic within one (1) year of title transfer, Seller will refund the Purchase Price. If the Artwork is determined to be not Authentic, the Buyer must return the Artwork to the Seller. The benefit of the authenticity warranty is only available to the Buyer (including series LLCs created thereunder) and may not be transferred to anyone else.

Article VII.	Survival and Indemnification

Section 7.01	Survival.

Subject to the limitations and other provisions of this Agreement, the representations and warranties and covenants of Buyer and Seller contained herein shall survive the Closing and shall remain in full force and effect after the Closing Date.

Section 7.02	Indemnification by Seller.

Seller agrees to indemnify and save harmless Buyer from direct Losses suffered or incurred by Buyer as a result of any breach by Seller of or any inaccuracy of any representation or warranty or covenant of Seller contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

Any indemnification provided by the Seller under this Section 7.02 shall never exceed the Purchase Price.

Section 7.03	Indemnification by Buyer.

Buyer agrees to indemnify and save harmless Seller from all Losses suffered or incurred by Seller as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by Buyer of or any inaccuracy of any representation or warranty or covenant contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto;

(b)	any Buyer Liabilities; or

(c)	the ownership of the Artwork after the Time of Closing including, without limitation, any failure by Buyer to pay, satisfy, discharge, perform or fulfil any of Buyer Liabilities related thereto.

Section 7.04	Notice of Claim.

In the event that a Party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall, as soon as is reasonable, give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available): the factual basis for the Claim; and (ii) the amount of the Claim, if known.

ART PURCHASE AGREEMENT

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

Section 7.05	Direct Claims.

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request.

If all Parties agree at or prior to the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be determined by a court of competent jurisdiction in New York.

Section 7.06	Third Party Claims.

With respect to any Third-Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in the negotiation, settlement or defense of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses as a result of such participation. The Indemnified Party has the right to require the Indemnifying Party to assume control of the negotiation, settlement or defense of the claim and if the Indemnified Party exercises this right, the Indemnified Party shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses).

If the Indemnifying Party, being required to assume such control, thereafter fails to defend the Third-Party Claim within a reasonable time, the Indemnified Party shall assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third-Party Claim.

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If any Third Party Claim is of a nature such that:

(a)	the Indemnified Party is required by applicable law or the order of any court, tribunal or regulatory body having jurisdiction; or

(b)	it is necessary in the reasonable view of the Indemnified Party acting in good faith and in a manner consistent with reasonable commercial practices in respect of:

(i)	a Third Party Claim relating to the Artwork; or

(ii)	a Third Party Claim relating to any Contract which is necessary to the ongoing operations of Seller in respect of the Artwork or any material part thereof by a reasonable and prudent operator in substantially the manner in which it has heretofore operated by such Person;

In order to avoid material damage to the relationship between the Indemnified Party and any of its major customers or to preserve the rights of the Indemnified Party under such an essential Contract, to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third-Party Claim in respect of which such payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

Section 7.07	Settlement of Third Party Claims.

If the Indemnifying Party is not required to assume control of the defense of any Third-Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third-Party Claim, the Indemnifying Party shall not settle any Third-Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

Section 7.08	Cooperation.

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

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Section 7.09	Further Assurances.

Following the Closing, or until the earlier termination of this Agreement in accordance with its terms, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated herein.

Section 7.10	Effect of Investigation.

The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

Section 7.11	Force Majeure.

No Party shall be liable for any failure or delay in its performance under this Agreement due to causes or events beyond its reasonable control and without its fault or negligence, including, but not limited to, acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, wars, sabotage, international trade embargoes, labor shortages or disputes, and governmental actions, which are beyond its reasonable control; provided that the delayed Party: (i) gives the other Party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed Party’s time for performance or cure under this Section shall be extended for a period equal to the duration of the cause or sixty (days), whichever is less.

Article VIII.	Miscellaneous

Section 8.01	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given only:

(a)	when delivered by hand (with written confirmation of receipt); or

(b)	when delivered to the addressee if sent by a nationally recognized overnight courier (receipt requested); or

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Such communications must be sent to the respective Parties at the addresses specified on the signature page to this agreement or in the Term Sheet. Further, all such communications must be sent to the respective Parties’ attorneys by a nationally recognized overnight courier (receipt requested) and by email at the following addresses:

Buyer

1121 Law PLLC

433 W Harrison St #5409 SMB#8259

Chicago, IL 60699

Mark@1121.law

Seller

[Attorney contact]

Section 8.02	Consultation.

Subject to applicable Legal Requirements, the Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, neither of them shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. This Section shall be inapplicable to any public statements or press releases published prior to the date of this Agreement.

Section 8.03	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

Section 8.04	Time of Essence.

Time shall be of the essence of this Agreement.

Section 8.05	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the State of New York without giving effect to its conflict of law provisions and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of such state and all courts competent to hear appeals therefrom and agrees that all claims in respect of any Action may be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Action so brought Severability.

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If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

Section 8.06	Successors and Assigns.

This Agreement shall inure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. Neither Party may not assign, transfer or otherwise dispose of all or any part of its rights or obligations hereunder or interest herein without the prior written consent of the other Party.

Section 8.07	Amendment and Waivers.

No amendment of this Agreement shall be effective unless signed by all of the Parties. No waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

Section 8.08	Waiver of Jury Trial.

As a specifically bargained inducement for each of the Parties to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Buyer and Seller (after having had the opportunity to consult counsel) to the fullest extent permitted by applicable legal requirements, hereby irrevocably waive all right to trial by jury in any legal proceeding or other action as to any issue relating hereto in any action, proceeding or counterclaim arising out of correlating to this agreement or the transactions contemplated by this agreement.

Section 8.09	Third-Party Beneficiaries.

Except as otherwise specifically set forth herein, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person (other than the Parties and their permitted assigns) any legal or equitable rights hereunder.

Section 8.10	Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

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Section 8.11	Sections and Headings.

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

Section 8.12	Severability.

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 8.13	Expenses.

Except as otherwise specifically set forth herein, the Parties shall bear their own respective expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 8.14	Counterparts.

This Agreement may be executed in counterparts and delivered via facsimile transmission or via email with scan attachment and any such counterpart executed and delivered via facsimile transmission or via email with scan attachment will be deemed an original for all intents and purposes.

[Signature page follows]

ART PURCHASE AGREEMENT

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first above written.

BUYER:
FREEPORT HOLDINGS SERIES, LLC

By:
Name:
Title:
Email:
Address:

SELLER:

By:
Name:
Title:
Email:
Address:

AGENT:
FREEPORT CURATION LLC

By:
Name:
Title:
Email:

ART PURCHASE AGREEMENT

Exhibit 1
Bill of Sale

THIS BILL OF SALE is made as of ____________________________ (this “Bill of Sale”), by ___________________________________________________________ (“Seller”), in favor of Freeport Holdings Series, LLC a Delaware corporation (“Buyer”).

For value received, Seller hereby irrevocably and without condition or reservation of any kind, sells, assigns, transfers and conveys to Buyer, the “Artwork” (as defined hereunder) and all right to possession and all legal and equitable ownership of the Artwork, to have and to hold the Artwork unto Buyer, its successors and assigns.

The Artwork is being transferred subject to each and all of the provisions, terms, conditions, covenants, representations and warranties contained in the Art Purchase Agreement by and between Seller and Buyer dated ______________________ and all such provisions, terms, conditions, covenants, representations and warranties of the parties thereunder are incorporated herein by this reference as if fully set forth herein in their entirety.

Description of “Artwork”:

SELLER:

By:
Name:
Title:
Email:

ART PURCHASE AGREEMENT

Exhibit 2
Term Sheet

TERM SHEET BETWEEN [INSERT NAME] AND FREEPORT HOLDINGS SERIES LLC

Relationship Overview
Parties	The Buyer, Agent, and its affiliates are interested in entering into an Agreement to acquire a rare work of art created by [ARTIST] from [INSERT NAME] “The Seller.”
Intent of Buyer

The Buyer intends to transfer title to each individual piece of Artwork to affiliated entities (1 piece per subsidiary). The primary asset of each LLC subsidiary will be the Artwork. Upon approval by the Securities and Exchange Commission (SEC), the affiliated entities will issue shares via an approved Regulation A offering. Those shares will then be tokenized, marketed and sold on the Freeport platform over a maximum of a 90-day period.

Closing Date and Title Transfer	Only upon full payment of the Purchase Price and Buyer and Agent Liabilities will title to the Artwork will transition to Buyer. Buyer and Seller will generate a Final Bill of Sale to memorialize the relationship. This document may be included in any documents submitted to the SEC.

Artwork Overview
Artwork Overview	The Artwork will consist of a collection of [description of artwork], detailed below:
Artwork 1	Details of print: [Art details] -

ART PURCHASE AGREEMENT

Commercial Terms
Purchase Price	The Seller agrees to sell the Artwork to the Buyers for a total cost of [PRICE].
Protection for Seller

Shortly before the fundraising efforts engaged in by the Buyer and its affiliates, Buyer will consult with Seller and other members of its art advisory board to determine the final suggested price of the securities offering. If the price of the offering is greater than 120% of the Purchase Price of the artwork, net of offering fees (which include those fees the Buyer incurs as part of engaging in a public offering of securities), Buyer will adjust the Purchase Price to be the original Purchase Price PLUS 70% of the difference between the original anticipated offering price (net of fees), and the adjusted offering price (net of fees).

If the Buyer sells the painting at or below 120% of the original anticipated offering price (net of fees), no adjustment will be made to the purchase price.

Termination Date	As defined in Section 2.06., which date is [INSERT DATE UPON SIGNING]
Protection for Buyer

If the Buyer is unable to reach the minimum subscription percentage for its offering (currently anticipated to be 90% of total shares in an offering), the offering will be canceled. In the case of a canceled offering, the Buyer will provide Notice to the Seller. Buyer will be responsible for insurance and storage fees incurred from the Effective Date until the Closing Date or from the Effective Date to the Termination Date.

If the Buyer is unable to obtain approval by the SEC or other regulatory bodies to offer securities to the public, the Buyer may cancel this Agreement.

For the avoidance of doubt, protections for Buyer and Seller apply to each piece of artwork individually and not collectively to the entire collection.

Payment Terms
Physical Custody

From the Effective Date until the Closing Date physical custody of the artwork will remain in the custody of the Seller at a secure storage facility selected by the Seller. During this period, all Artwork will remain insured as detailed by the Art Purchase Agreement. Buyer will reimburse Seller for any storage and insurance fees incurred during the period between the Effective Date and the Closing Date.

Authenticity of Artwork	After the Effective Date but before the Closing Date, Seller will provide copies of all documentation it has in its possession that relate to the clear title and authenticity of the Artwork, if any.
Appraisal/Physical Inspection	Buyer shall have the right to physically inspect and have photographs taken of all Artwork one (1) time prior to purchase. If additional access is required, Buyer and Seller will work together in good faith to provide access to Buyer at a mutually agreeable time.

ART PURCHASE AGREEMENT